Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549 April 23, 2024

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed February 23, 2024

File No. 001-31368

Dear Sir or Madam:

We are responding to the comment letter of the Staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on April 11, 2024 with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 5. Operating and financial review and prospects

A.1.5 Segment information and Business net income

3/ Business net income (non-IFRS measure), page 58

We note that your presentation of Business net income on a non-IFRS basis includes an adjustment—income from out-licensing—which excludes upfront payments and regulatory milestone payments. We believe that non-IFRS financial measures that exclude upfront and milestone payments would not comply with the guidance provided in Rule 100(b) of Reg. G. Please confirm to us that you will no longer include these adjustments in any non-IFRS financial measure presented in accordance with Item 10(e) of Regulation S-K or Rule 100(b) of Regulation G.

Sanofi Response:

We note the Staff’s comment and we confirm that the Company will no longer exclude from its non-IFRS financial measure “Business Net Income” upfront payments and milestones payments received and recognized as income under IFRS, in its future filings that include non-IFRS financial measures.

With regards to the adjustment made in 2022, we highlight that the income from out-licensing was driven by a specific transaction resulting from the restructuring of our immuno-oncology agreement with Regeneron. No such transaction had occurred in prior years or in 2023.

In connection with our response to your comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions regarding this matter, please contact me.

SANOFI

By:	/s/ Laurent Gilhodes
Name:	Laurent Gilhodes
Title:	Head of Group Controlling